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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                        PEERLESS INDUSTRIAL GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                        PEERLESS INDUSTRIAL GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
                       CLASS B COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  254680-10-1
                         (CUSIP NUMBER OF COMMON STOCK)

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                                WILLIAM H. SPELL
                            CHIEF EXECUTIVE OFFICER
                        PEERLESS INDUSTRIAL GROUP, INC.
                            2430 METROPOLITAN CENTRE
                            333 SOUTH SEVENTH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 371-9650

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
               TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                        THE PERSON(S) FILING STATEMENT)

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                                    COPY TO:

                             BRIAN D. WENGER, ESQ.
                  BRIGGS AND MORGAN, PROFESSIONAL ASSOCIATION
                                2400 IDS CENTER
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 334-8400

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  Peerless Industrial Group, Inc., a Minnesota corporation (the "Company"), hereby amends its Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on April 17, 1997, relating to the tender offer for all of the issued and outstanding shares of the Common Stock and Class B Common Stock of the Company by R-B Acquisition Corporation (the "Purchaser").

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  The fourth paragraph under the subheading "Opinion of Financial Advisor" in
Item 4 of the Schedule 14D-9 is deleted in its entirety and replaced with the following:

    "Summit's opinion is directed to the Company's Board of Directors and relates solely to the consideration in the Offer and the Merger and does not constitute a recommendation to any shareholder of the Company."

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  The Purchaser has made the following amendments to its Offer to Purchase, which was filed as Exhibit 99.1 to the Company's Schedule 14D-9.

  (a) The first paragraph on the cover page of the Offer to Purchase is amended in its entirety to read as follows:

    "THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED PRIOR TO THE EXPIRATION OF THE OFFER AND NOT WITHDRAWN A NUMBER OF SHARES OF COMMON STOCK AND CLASS B COMMON STOCK (COLLECTIVELY, THE "SHARES") OF PEERLESS INDUSTRIAL GROUP, INC. (THE "COMPANY") WHICH WILL CONSTITUTE AT LEAST (1) A MAJORITY OF THE SHARES AND (2) A NUMBER OF OUTSTANDING SHARES ENTITLED TO ELECT A MAJORITY OF THE BOARD OF DIRECTORS OF THE COMPANY, IN EACH CASE ON A FULLY DILUTED BASIS (OR, IF THE PURCHASER SO ELECTS IN ITS SOLE DISCRETION, ON THE BASIS OF THE NUMBER OF SHARES THEN OUTSTANDING) AS OF THE EXPIRATION DATE. THE OFFER ALSO IS SUBJECT TO OTHER TERMS AND CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE INTRODUCTION AND SECTIONS 1 AND 13 HEREOF."

  (b) The ninth paragraph of the "Introduction" of the Offer to Purchase is amended in its entirety to read as follows:

    "THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED PRIOR TO THE EXPIRATION OF THE OFFER AND NOT WITHDRAWN A NUMBER OF SHARES WHICH WILL CONSTITUTE AT LEAST (1) A MAJORITY OF THE SHARES, AND (2) A NUMBER OF OUTSTANDING SHARES ENTITLED TO ELECT A MAJORITY OF THE BOARD OF DIRECTORS OF THE COMPANY, IN EACH CASE ON A FULLY DILUTED BASIS (OR, IF THE PURCHASER SO ELECTS IN ITS SOLE DISCRETION, ON THE BASIS OF THE NUMBER OF SHARES THEN OUTSTANDING) AS OF THE EXPIRATION DATE (THE "MINIMUM CONDITION"). CERTAIN OTHER CONDITIONS TO THE OFFER ARE DESCRIBED IN SECTION 13."

  (c) The first sentence of the first paragraph of Section 2 ("Acceptance for Payment and Payment for Shares") of the Offer to Purchase is amended in its entirety to read as follows:

    "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment, and will pay for, Shares validly tendered and not withdrawn as promptly as practicable after the later to occur of (i) the Expiration Date and (ii) the date of satisfaction or waiver of the conditions set forth in subparagraphs a. and b. of Section 13."

  (d) The final paragraph of Section 8 ("8. Certain Information Concerning the Company") of the Offer to Purchase is amended by deleting the fifth, sixth and seventh sentences thereof and substituting therefor the following:

    "The inclusion of the Projections herein should not be regarded as an indication that any of Parent, or the Purchaser or their respective financial advisors considered or consider the Projections to be a reliable prediction of future events, and the Projections should not be relied upon as such. None of Parent, the

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  Purchaser or their respective financial advisors assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections. None of Parent, the Purchaser or any of their financial advisors has made, or makes, any representation to any person regarding the information contained in the Projections and none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error."

  (e) The heading in Section 9 in the Offer to Purchase is amended by deleting the words "9. CERTAIN INFORMATION CONCERNING RIDGE, BLAIR MEZZANINE FUND, THE PURCHASER AND PARENT" thereof and substituting therefor the words "9. CERTAIN INFORMATION CONCERNING RIDGE, BLAIR MEZZANINE FUND, PANDORA, THE PURCHASER AND PARENT."

  All cross-references to Section 9 in the Offer to Purchase should be similarly amended by deleting the words "9. CERTAIN INFORMATION CONCERNING RIDGE, BLAIR MEZZANINE FUND, THE PURCHASER AND PARENT" and substituting therefor the words "9. CERTAIN INFORMATION CONCERNING RIDGE, BLAIR MEZZANINE FUND, PANDORA, THE PURCHASER AND PARENT."

  (f) Following the fourth paragraph of Section 9 ("9. Certain Information Concerning Ridge, Blair Mezzanine Fund, Pandora, the Purchaser and Parent") of the Offer to Purchase the following language should be inserted as a new paragraph:

    "Blair Mezzanine Fund, Ridge and Pandora have agreed with Parent to make the investments described in Section 12 ("Source and Amount of Funds") if the conditions to the Offer described in Section 13 are satisfied. Each of Blair Mezzanine Fund, Ridge and Pandora has available committed capital in excess of the amount of its agreed investment."

  (g) The initial paragraph of Section 13 ("13. Certain Conditions of the Offer") of the Offer to Purchase is amended in its entirety to read as follows:

    "Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or pay for any tendered Shares, and may terminate or amend the Offer and may postpone the acceptance for payment and payment for tendered Shares, and may terminate or amend the Offer and not accept for payment any Shares, if (i) there are not validly tendered prior to the Expiration Date and not withdrawn a number of Shares which satisfies the Minimum Condition or (ii) at any time on or after the commencement of the Offer (unless otherwise indicated below) and no later than the Expiration Date."

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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Peerless Industrial Group, Inc.

Dated: May 12, 1997                          /s/ William H. Spell
                                          By: _________________________________
                                                      William H. Spell
                                                        Chief Executive
                                                        Officer

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